EXHIBIT 21.1
SUBSIDIARIES

Neoware Licensing, Inc.	Delaware
Neoware Investments, Inc.	Delaware
Neoware Systems GmbH	Germany
Neoware Systems B.V.	Netherlands
Neoware UK Limited	England
Neoware UK Holdings Limited	England
Neoware Southern Europe S.A.S.	France
Neoware Austria GmbH	Austria
Maxspeed International, Inc.	Cayman Islands
Neoware (Shanghai) Inc.	China